SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Xhibit Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98719U 10 2
(CUSIP Number)

Christaofer Richarde 774 Mays Blvd. #10-343 Incline Village, NV 89451	Copies to: Daniel M. Mahoney Snell & Wilmer L.L.P. One Arizona Center Phoenix, Arizona 85004
(775) 830-5685	(602) 382-6206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98719U 10 2
1	Names of Reporting Persons. Christaofer Richarde
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds		AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		¨
6	Citizenship or Place of Organization		Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	19,500,000*
	8	Shared Voting Power	19,500,000*
	9	Sole Dispositive Power	19,500,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		19,500,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		¨
13	Percent of Class Represented by Amount in Row (11)		18.1%
14	Type of Reporting Person		IN

*The Reporting Person’s shared voting power reflects his shared voting power solely with respect to the voting agreement described in Item 6 herein.  In all other matters, the Reporting Person has sole voting power of all of his shares.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Xhibit Corp., a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 1520 E. Pima St., Phoenix, Arizona 85034.

Item 2.  Identity and Background

(a), (b), (c), (f)  This Schedule 13D is filed on behalf of Christaofer Richarde (“Richarde”).  Richarde is an individual residing at 774 Mays Blvd. #10-343, Incline Village, NV 89451.  Richarde is not currently employed.  Richarde is a citizen of the United States of America.

(d) and (e)  During the last five years, Richarde has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Richarde acquired 44,440,064 shares of Common Stock in the Company’s predecessor, NB Manufacturing, Inc., a Nevada corporation (“NBMF”), in partial consideration for his membership interest in Xhibit, LLC, which became a wholly-owned subsidiary of NBMF in connection with Xhibit, LLC’s (“Xhibit”) merger with NBMF on June 4, 2012.  The Common Stock was issued in a private transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Richarde subsequently sold (i) 5,000,000 shares of his Common Stock to Paul Hrissikopoulos on July 29, 2013, pursuant to a Stock Purchase Agreement, for $0.10 per share, for a total purchase price of $500,000.00, (ii) 15,000,000 shares of Common Stock to X Shares, LLC, an affiliate of Company, on September 18, 2013, pursuant to a Stock Purchase Agreement, for $0.025 per share, for a total purchase price of $375,000.00, and (iii) 500,000 shares of Common Stock to Christopher Tarjeft on November 12, 2013, pursuant to a Stock Purchase Agreement, for $1.00 per share, for a total purchase price of $500,000.00.

Both of the sales set forth in (i) and (ii) above were in connection with Richarde’s commitment to sell 20 million of his shares of Common Stock pursuant to the Mutual Release Agreement dated August 6, 2013, by and among Richarde, Xhibit and certain of its subsidiaries, as amended on September 18, 2013 (the “Release”).  Also pursuant to the Release, 4,446,064 shares of Richarde’s Common Stock were cancelled by the Company on September 18, 2013.  The Release was filed by Xhibit as Exhibit 10.1 to its Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2013.  The Amendment was filed by Xhibit as Exhibit 10.8 to its Form 8-K, filed with the SEC on September 20, 2013.

Item 4.  Purpose of Transaction

(b) On June 4, 2012, the merger (the “Merger”) contemplated by the Merger Agreement dated as of April 25, 2012 by and among NBMF, NB Manufacturing Subsidiary, LLC, a Nevada limited liability company (the “Merger Sub”), Xhibit and a certain director and officer of NBMF (the “Merger Agreement”), as amended as of May 23, 2012, was completed as of the filing of Articles of Merger with the Secretary of State of the State of Nevada, merging the Merger Sub into Xhibit.

As a result of the Merger and pursuant to the Merger Agreement, Xhibit has become a wholly-owned subsidiary of NBMF, and NBMF issued shares of its Common Stock to holders of units of Xhibit at a rate of 1.2641737582 shares of NBMF’s Common Stock for each Xhibit unit.  Following the Merger, NBMF had 66,583,676 shares of Common Stock outstanding and no derivative securities outstanding.  Following the Merger, Richarde owned 66.7% of NBMF’s outstanding securities.

A copy of the Merger Agreement was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed by the Company with the SEC on April 18, 2012, and to the amendment filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the SEC on June 7, 2012.

Richarde has no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a), (c), (d), (e), (f), (g), (h), (i) or (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer

(a)  Richarde beneficially owns an aggregate of 19,500,000 shares of Common Stock, which represents approximately 18.1% of the Company’s outstanding Common Stock.  For purposes of such calculation, this Schedule 13D assumes that 107,839,234 shares of Common Stock are issued and outstanding (as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

(b)  The number of outstanding Common Stock that may be deemed to be beneficially owned by Abeja with respect to which there is (i) sole voting power is 19,500,000 shares, (ii) shared voting power is 19,500,000 shares, solely with respect to those matters set forth in Item 6, incorporated by reference to this Item 5(b), (iii) sole dispositive power is 19,500,000 shares, and (iv) shared dispositive power is 0 shares.

(c)  Richarde has not effected any transaction in the Common Stock during the past 60 days.

(d)  Richarde does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the merger between the Company and SHC Parent Corp. a Delaware corporation (“SHC”), Richarde, then President and Chairman of the Board of the Company, entered into a Voting Agreement, whereby Richarde agreed to vote all of his shares of stock in the Company in favor of an appointed director at each election of directors of the Company until such time as the former SHC stockholders, directly or indirectly, cease to own at least 10% of the outstanding stock of the Company.  A copy of the Voting Agreement was attached as Exhibit 1 to Schedule 13D, Amendment No. 1, filed by XSE, LLC, a Delaware corporation (“XSE”).

Other than as described above, and in Items 3, 4 and 5, which are incorporated herein by reference in response to this Item 6, to Richarde’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Richarde and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

1.
Merger Agreement, dated as of April 25, 2012 by and among NBMF, Merger Sub, Xhibit and a certain director and officer of NBMF, as amended as of May 23, 2012 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 18, 2012, and to the amendment filed as Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on June 7, 2012).

2.
Mutual Release Agreement, dated August 6, 2013, by and among Richarde, Xhibit and certain of its subsidiaries, as amended on September 18, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2013, and to the amendment filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on September 20, 2013).

3.	Voting Agreement, dated as of June 19, 2013, by XSE, LLC (incorporated by reference to Exhibit 1 to the Schedule 13D, Amendment 1 filed by the XSE, LLC on June 26, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  March 21, 2014                                                                            By:  /s/ Christaofer Richarde
Christaofer Richarde